Exhibit 99.2

Asahi Kasei Corp.
May 28, 2024
Security code: 3407

Asahi Kasei to Acquire Calliditas Therapeutics AB
to Accelerate Growth as a Global Healthcare Company

Asahi Kasei Corp. (Head office: Chiyoda-ku, Tokyo; President: Koshiro Kudo; hereinafter “Asahi Kasei”) today announces that Asahi Kasei will offer the shareholders of Calliditas Therapeutics AB (Head office: Stockholm, Sweden.; CEO: Renée Aguiar Lucander; hereinafter “Calliditas”) to acquire the shares of the pharmaceutical company Calliditas for the purpose of making Calliditas a wholly-owned subsidiary of Asahi Kasei (“the Acquisition”) through a voluntary tender offer for Calliditas (“the Tender Offer”). The Tender Offer will also include a concurrent offer by Asahi Kasei to acquire all American Depositary Shares (“ADS”), each representing two shares in Calliditas, which will be conducted pursuant to the securities rules of the United States.

Asahi Kasei will offer to acquire all of the ordinary shares of Calliditas, which are listed on Nasdaq Stockholm, and American Depositary Shares of Calliditas, which are listed on Nasdaq Global Select Market and each represent two ordinary shares, offering SEK 208 per share (approximately JPY 3,076) (Note 1) to the shareholders of Calliditas and SEK 416 to the holders of American Depositary Shares of Calliditas, through the Tender Offer for the purpose of making Calliditas a wholly-owned subsidiary of Asahi Kasei. BVF Partners, Linc AB and Stiftelsen Industrifonden (the three largest holders of shares and ADSs in Calliditas) as well as other large shareholders and ADS holders who in aggregate control 44.65 per cent of all shares (Note 2) Calliditas have irrevocably undertaken to accept the Offer, subject to customary conditions, in support of the Tender Offer at a price of SEK 208 per share for their shares. The Tender Offer has been approved by the Board of Directors of Asahi Kasei and the Board of Directors of Calliditas recommends the shareholders and holders of American Depositary Shares of Calliditas to accept the Tender Offer. Asahi Kasei aims to acquire Calliditas for the total equity value of approximately SEK 11.8 billion (approximately JPY 174 billion). The closing of the Acquisition is subject to the satisfaction of customary closing conditions, including antitrust and foreign direct investment clearances.

(Note 1) SEK 1 = JPY 14.7906 exchange rate as of May 27, 2024. Using the same FX rate in this release

(Note 2) Calculated using total ordinary shares outstanding (53,672,069 shares excluding treasury stock) as of December 31, 2023.

1.      Significance of the Acquisition

(1)    Position of the Health Care sector for Asahi Kasei

Asahi Kasei expects that the health care industry will continue to exhibit stable growth in developed countries which are addressing the needs of aging population and is a crucial industry for Asahi Kasei as well. Asahi Kasei has significant experience, expertise, and resources in this area. Under the mission of “Improve and save patients’ lives”, Asahi Kasei has worked towards seizing a wide range of business opportunities in both pharmaceuticals and medical devices to drive the Asahi Kasei Group’s profit growth through both organic growth of existing businesses and aggressive investment. Asahi Kasei has realized a strong inorganic growth by obtaining Critical Care business through the acquisition of ZOLL in 2012 and the U.S. pharmaceutical business through the acquisition of Veloxis in 2020. Both ZOLL and Veloxis have since experienced strong organic growth, portrayed by a revenue CAGR of 13% in Health Care sector since 2011, with income growing at an even faster rate. As a result, Health Care business has become one of the core businesses of Asahi Kasei and it has been leading a sustainable growth of Asahi Kasei Group. In the fiscal year 2023, Health Care business accounted for 20% of Asahi Kasei’s net sales and 34% of its operating income.

(2)    Background and reasons for the Offer

Asahi Kasei, especially the pharmaceutical business in Health Care sector, aims to expand its businesses globally through specializing in the areas of immunology, transplantation, and adjacent diseases. In its “Be a Trailblazer” medium-term management plan 2024, Asahi Kasei established the

10 Growth Gears (GG10), which target businesses that will drive the next stage of growth, including Asahi Kasei’s pharmaceutical business. Since then, Asahi Kasei has been aiming to accelerate the growth of the pharmaceutical business as a “Global Specialty Pharma”.

Asahi Kasei continues to focus on maximizing the potential of Veloxis while pursuing additional opportunities globally, with a focus on the US market. Asahi Kasei has been seeking acquisition targets that contribute to its pharmaceutical growth strategy.

Calliditas is a differentiated specialty pharmaceutical company focused on treating unmet medical needs, with a strong track record of drug development and commercialization led by a highly regarded management organization. Calliditas’ product, TARPEYO, is highly complementary to Asahi Kasei’s existing geographic and therapeutic areas and treats a rare disease called IgA nephropathy, currently the only fully approved product shown to reduce the loss of kidney function in adults with primary immunoglobulin A nephropathy who are at risk for disease progression.

Asahi Kasei strongly believes this transaction will accelerate its transformation into a global specialty pharmaceutical business by unlocking the potential of existing business operations and human resources of Calliditas.

Asahi Kasei aims to achieve the following outcomes through the acquisition of Calliditas:

•        Solidifying its presence in the U.S. market by expanding its in-house sales structure for renal and autoimmune disease fields

•        Establishing a presence in Europe, initially focused on R&D activities

•        Expanding breadth of in-licensing and new drug development pipeline opportunities that leverage our expanded platform as a “Global Specialty Pharma”

2.      Overview of the Acquisition

(1)    Offeror:

Asahi Kasei Corporation

(2)    Target Company:

Calliditas Therapeutics AB

(3)    Offer Period (Expected):

Commencement of the acceptance period of Tender Offer: July 18, 2024

The acceptance period of the Tender Offer is expected to commence as soon as the Tender Offer document is approved by the Swedish Financial Supervisory Authority (SFSA).

Documentation in connection with the commencement of the Tender Offer to acquire ADSs in the United States will be filed with the U.S. Securities and Exchange Commission concurrently with the documentation submitted in Sweden.

(4)    Offer Price:

SEK 208 per share (approximately JPY 3,076) and SEK 416 per American Depositary Share (SEK 1 = JPY 14.7906 exchange rate as of May 27, 2024)

The price per American Depositary Share equals the price per share multiplied by two because each American Depositary Share represents two shares in Calliditas.

The Offer represents a premium of:

•        83 per cent compared to the closing price of the Calliditas’ shares on Nasdaq Stockholm on 27 May 2024 (which was the last trading day prior to the announcement of the Offer) of SEK 113.6;

•        83 per cent compared to the volume weighted average price of the Calliditas’ shares on Nasdaq Stockholm during the 30 latest trading days up to and including 27 May 2024 of SEK 113.4; and

•        74 per cent compared to the closing price of the ADSs on Nasdaq Global Select Market on 24 May 2024 of USD 22.42, and 91 per cent compared to the volume weighted average price of the ADSs on Nasdaq Global Select Market during the 30 latest trading days up to and including 24 May 2024 of USD 20.42 (Note 3).

(Note 3) USD 1 = SEK 10.64281 exchange rate as of May 27, 2024.

(5)    Total Consideration:

The Offer values all outstanding shares in Calliditas at approximately SEK 11.8 billion or JPY 174 billion (based on 53,672,069 shares in Calliditas). The Offer consideration payable to shareholders of Calliditas or holders of ADSs that accept the Offer is financed in full by cash on hand.

(6)    Minimum Acceptance Level:

The completion of the Tender Offer is subject to minimum acceptance representing more than 90% of the number of the total ordinary shares of Calliditas (excluding treasury shares). Asahi Kasei has reserved the right to waive, in whole or in part, one or more of the closing conditions for the Tender Offer, including to complete the Tender Offer at a lower acceptance level.

(7)    Financial Advisors

MTS Health Partners LP and Goldman Sachs Japan Co., Ltd. are serving as the financial advisor to Asahi Kasei on the transaction.

(8)    Legal Advisors

Gernandt & Danielsson Advokatbyrå and Cleary Gottlieb Steen & Hamilton are serving as the legal advisers to Asahi Kasei in connection with the transaction.

(9)    More information about the Tender Offer

For more information about the Tender Offer, including its complete terms and conditions, please see refer to the formal Tender Offer announcement, which is available at www.asahi-kasei.com/announcement/01.html

3.      Overview of Calliditas

(1)	Company Name	Calliditas Therapeutics AB
(2)	Address	D5, Kungsbron 1, Stockholm, Sweden
(3)	Representative	Renée Aguiar-Lucander, Chief Executive Officer
(4)	Business description	Development, manufacture, and sale of medicine and related products
(5)	Capital	SEK 2,383 k (as of December 31, 2023) (Note 4)
(6)	Date of establishment	2004
(7)	Major shareholders and shareholding ratio (Note 5)	BVF Partners LP	11.7%
		Linc AB	11.0%
		Stiftelsen Industrifonden	5.9%
(8)	Relationship between Asahi Kasei and Calliditas	Capital Relationship	None
		Personnel Relationship	None
		Business Relationship	None

(9)	Calliditas’s consolidated operating results and consolidated financial position for the past three years
Accounting Period (Unit: thousands of SEK)	Fiscal year ended December 31, 2021	Fiscal year ended December 31, 2022	Fiscal year ended December 31, 2023
Total equity	1,008,281	766,264	334,806
Total assets	1,459,910	1,952,973	1,859,245
Total equity per ordinary share (SEK) (Note 5)	18.8	14.3	6.2
Revenue	229,347	802,879	1,206,888
Operating income (loss)	(524,456)	(421,943)	(373,055)
Ordinary income	—	—	—
Net income (loss)	(509,537)	(412,268)	(466,185)
Basic and diluted EPS (SEK)	(9.84)	(7.78)	(8.69)
Dividend paid per ordinary share (SEK)	—	—	—

(Note 4) Excluding additional paid-in capital of Calliditas as of December 31, 2023.

(Note 5) Calculated using total ordinary shares outstanding (53,672,069 shares excluding treasury stock) as of December 31, 2023.

4.      Financial Impact of the Acquisition

Financial impact of the Acquisition is currently under examination. An announcement will be published after the closing of the Acquisition.

5.      Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements discuss expectations, identify strategies, contain our projections or state other forward-looking information and include, but are not limited to, statements related to the expected structure and schedule for completion of the Acquisition and related matters described in this press release, the management and prospects of Calliditas’ business after the completion of the Acquisition, Asahi Kasei’s current plans with respect to the Acquisition and the business of Calliditas, and the management and prospects of Asahi Kasei. These statements do not guarantee business performance in the future; they carry known or unknown risks, uncertainties, and other factors that may differ significantly from the actual performance, development or financial position of Asahi Kasei and Calliditas in the future. These forward-looking statements can be identified by the use of forward looking terminology, such as “aim,” “believes,” “expects,” “estimate,” “may,” “anticipates,” “plans,” “intends,” “should,” “will,” “seeks,” “forecasts,” “in the future”, or the negative of these terms or similar expressions, or in particular by discussions about “strategy,” “target,” “plan,” or “intention.” There is a possibility that actual business results may greatly differ from those expressed in or implied by such forward-looking statements due to various factors. Such factors include, but are not limited to, the following: (i) uncertainties related to the structure and schedule for completion of the transaction, (ii) Calliditas shareholders may or may not tender into the transaction, (iii) a proposal that competes with the transaction may be made, (iv) the risk that the regulatory and other conditions, which are necessary for the completion of the transaction, will not be satisfied, (v) the possibility that the announcement of the transaction may cause difficulty in keeping the relations with Calliditas’ management, employees, customers, suppliers and other trading partners, (vi) the risk that a shareholder-related lawsuit on the transaction will be filed and the defense thereof may cost a significant expenses or lead to large payments, (vii) the impact of changes in the legislative system, accounting standards and other management environments related to the relevant parties, (viii) issues in implementing business strategies, (ix) the impact of financial uncertainties and changes in other general economic and industrial conditions, (x) transaction costs, (xi) fixed or contingent liabilities that may materialize, (xii) other risks set forth in documents publicly disclosed by Asahi Kasei or Calliditas. Neither the Asahi Kasei nor Calliditas has a duty of updating the forward-looking statements as a result of the emergence of new information, future circumstances and others, unless the updating is explicitly required by law. The forward-looking statements in the announcement are subject to these notices.

6.      Special notice to shareholders and holders of ADSs in the United States

This press release is not an offer to purchase or a solicitation of an offer to sell or an offer document in the United States. The Tender Offer for the ADSs will be made pursuant to separate offer documents in accordance with applicable securities laws of the United States, including the procedural and filing requirements of the Williams Act.

Holders of ADSs of Calliditas Therapeutics are advised to read the offer documents prepared for the Tender Offer for the ADSs, as may be amended and supplemented from time to time, when they become available, before making any decision with respect to the Tender Offer, because such documents will contain important information about the Tender Offer for the ADSs and the parties thereto.

The Tender Offer described in this press release is made for the issued and outstanding shares of Calliditas Therapeutics, a company incorporated under Swedish law, and is subject to Swedish disclosure and procedural requirements, which may be different from those of the United States. The Tender Offer is made and is otherwise in compliance with the disclosure and procedural requirements of Swedish law, including with respect to withdrawal rights, the timetable, notices of extensions, announcements of results, settlement procedures (including as regards to the time when payment of the consideration is rendered) and waivers of conditions, which may be different from requirements or customary practices in relation to U.S. domestic tender offers.

Calliditas Therapeutics’ financial statements and all financial information included herein, or any other documents relating to the Tender Offer, have been or will be prepared in accordance with Swedish generally accepted accounting principles and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. The terms of the Tender Offer to holders of ADSs and holders of shares in Calliditas Therapeutics are subject, in all material respects, to the same terms and conditions. Any information documents relating to the Tender Offer, including the offer document, are being disseminated to holders of ADSs and holders of Calliditas Therapeutics’ shares in the United States on a basis comparable to the method pursuant to which such documents are provided to Calliditas Therapeutics’ other shareholders.

It may be difficult for holders of ADSs and holders of Calliditas Therapeutics’ shares in the United States to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Tender Offer, since Calliditas Therapeutics and Asahi Kasei are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. Holders of ADSs and holders of Calliditas Therapeutics’ shares in the United States may not be able to sue Calliditas Therapeutics or Asahi Kasei or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Calliditas Therapeutics or Asahi Kasei and/or their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

The receipt of cash pursuant to the Tender Offer by a person in the United States may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder and holder of ADSs is urged to consult an independent professional adviser regarding the tax consequences of accepting the Tender Offer. Neither Asahi Kasei nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Tender Offer shall be responsible for any tax effects or liabilities resulting from acceptance of the Tender Offer.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TENDER OFFER, PASSED ANY COMMENTS UPON THE MERITS OR FAIRNESS OF THE TENDER OFFER, PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THIS PRESS RELEASE OR PASSED ANY COMMENT ON WHETHER THE CONTENT IN THIS PRESS RELEASE IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

(Reference) Company forecasts for FY24 (published on May 9, 2024) and the actuals from FY23 (Consolidated) (Unit: JPY in million)

	Net Sales	Operating income	Ordinary income	Net income attributable to owners of the parent
Company forecasts FY2024	2,912,000	180,000	181,000	100,000
Actuals FY2023	2,784,878	140,746	90,118	43,806